FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: March 6, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE	ELDORADO No. 03-02 March 6, 2003

2002 FINANCIAL RESULTS
(all figures in United States dollars)

VANCOUVER, BC — Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide a report on the financial results of the Company for the year ended December 31, 2002.

2002 Highlights

•	Net profit of $2.1 million or $0.01 cents per common share
•	103,533 ounces of gold produced at cash cost of $184 per ounce
•	Equity raised $48.0 million
•	Bank debt eliminated
•	Year end cash balance $37.6 million
•	Working capital of $36.6 million
•	Gold hedge position eliminated

Eldorado today reported a net profit of $2.1 million or $0.01 cents per common share. This compares with a net loss of $4.4 million or $0.04 per common share in 2001. For the year, the Company’s hedge position provided an average realized gold price of $306 per ounce sold resulting in a contribution margin, the difference between revenues and total cash cost, of $115 per ounce sold or $11.5 million. The Company closed its hedge book in November 2002 and remains unhedged.

Eldorado obtained a listing on the American Stock Exchange on January 23, 2003. As a result of the listing the Company elected to change its accounting policy for revenue recognition from the production method to the sales method and report our 2002 financials under the sales method. The financial statements for 2001 and 2000 have been restated to reflect this change.

Operating Performance

Eldorado’s cash costs in 2002 were $184 per ounce a decrease of $32 per ounce compared to 2001. Production of 103,533 ounces for the year ending December 31, 2002 compares to production of 102,841 per ounces in 2001. The increase production in 2002 is the result of São Bento returning to steady production in the second quarter following the total elimination of the temporary Brazilian power restrictions and the completion of the #2 Autoclave repair.

In 2002, the Company generated positive cash flow from operations of $9.3 million. The total cash cost in 2002 of produced ounces was $189 per ounce, 14.5% or $32 per ounce lower than the total cash cost in 2001.

Eldorado raised $48.0 million in 2002 and increased its cash by $32.9 million while eliminating its $15.5 million debt.

“2002 was a year of achievement for Eldorado,” commented Paul Wright, President and Chief Executive Officer. “We’re profitable, we’ve reduced our operating costs, improved our production, strengthened our balance sheet and increased our share value. In 2003 we look forward to a continued strong performance at São Bento where we plan to produce 105,000 ounces at cash cost of $190. Our Kisladag Project continues to proceed according to plan with the bankable feasibility study to be completed this month.”

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have enormous geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the expectations and beliefs of management. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

December 31, 2002	Report to Shareholders Suite 920, Guinness Tower 1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Phone: (604) 687-4018 Fax: (604) 687-4026

Management’s Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of The Board of Directors and Management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of four members, meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

"Earl W. Price" Earl Price Chief Financial Officer	"Paul W. Wright" Paul Wright President and Chief Executive Officer

February 25, 2003

AUDITORS’ REPORT
To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, BC
Canada
February 25, 2003

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)

	2002	2001

ASSETS
Current Assets
Cash and cash equivalents	$ 37,627	$ 4,752
Restricted cash (Note 10)	--	475
Accounts receivable (Note 3)	1,380	2,965
Inventories (Note 3, 5)	5,866	5,441

	44,873	13,633
Property, plant and equipment (Note 6)	62,103	66,495
Mineral properties and deferred development (Note 6)	32,958	30,673
Investments and advances	108	122
Other assets and deferred charges (Note 7)	90	1,961

	$ 140,132	$ 112,884

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 8,225	$ 11,769
Current portion of long term debt (Note 10)	--	6,243

	8,225	18,012
Provision for reclamation costs	3,467	3,467
Deferred gain (Note 8)	1,957	5,621
Future income taxes (Note 13)	196	178
Convertible debentures (Note 9)	6,796	8,482
Long term debt (Note 10)	--	9,103

	20,641	44,863
SHAREHOLDERS' EQUITY
Share capital (Note 11)	366,046	316,406
Equity portion of convertible debentures (Note 9)	1,094	1,400
Deficit	(247,649)	(249,785)

	119,491	68,021

	$ 140,132	$ 112,884

Commitments and Contingencies (Note 14)

Approved by the Board "Wayne D. Lenton" Wayne D. Lenton Director	"Paul W. Wright" Paul Wright Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
For The Years Ended December 31
(Expressed in thousands of U.S. dollars except per share amounts)

	2002	2001	2000

Revenue
Gold sales	$ 34,051	$ 34,443	$ 50,502
Interest and other income	5,245	944	1,962

	39,296	35,387	52,464
Expenses
Operating costs	19,027	23,446	33,220
Depletion, depreciation and amortization	10,337	8,991	11,369
General and administrative	3,238	3,296	3,163
Exploration expense	1,078	508	539
Interest and financing costs	1,156	2,655	3,749
Reclamation	--	--	674
Gain on settlement of convertible debenture (Note 9)	(463)	--	--
Foreign exchange loss (gain)	1,046	173	(576)

	35,419	39,069	52,138
Profit (loss) before the undernoted items	3,877	(3,682)	326

Writedown of assets	(415)	(24)	(59)
Reorganization costs	--	(406)	--
(Loss) gain on disposals of property, plant and equipment	(205)	74	--
Gain on disposition of subsidiary (Note 4)	--	--	297

Profit (loss) before income taxes	3,257	(4,038)	564

Taxes (Note 13)
Current	(1,121)	(155)	1,019
Future	--	(203)	(1,310)

Net income (loss) for the year	$ 2,136	$ (4,396)	$ 273

Deficit at the beginning of the year:
As previously reported	(249,375)	(244,752)	(245,185)
Change in accounting policy (Note 3)	(410)	(637)	(477)

As restated	$ (249,785)	$ (245,389)	$ (245,662)

Deficit at the end of the year	$ (247,649)	$ (249,785)	$ (245,389)

Weighted average number of shares outstanding	147,597,481	99,736,407	79,874,211

Basic Income (loss) per share - U.S.$	$ 0.01	$ (0.04)	$ 0.00

Basic Income (loss) per share - CDN.$	$ 0.02	$ (0.06)	$ 0.00

Diluted Income (loss) per share - U.S.$	$ 0.01	$ (0.04)	$ 0.00

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)

	2002	2001	2000

Cash flows from operating activities
Net income (loss) for the year	$ 2,136	$(4,396)	$ 273
Items not affecting cash
Depletion, depreciation and amortization	10,337	8,991	11,369
Future income taxes	--	203	1,310
Reclamation	--	--	(105)
Writedown of assets	415	24	59
Loss (Gain) on disposals of property, plant and
equipment	205	(74)	--
Gain on disposition of subsidiary (Note 4)	--	--	(297)
Gain on settlement of convertible debenture (Note 9)	(463)	--	--
Interest and financing costs	249	373	260
Amortization of hedging gain	(3,550)	(2,791)	(5,167)
Foreign exchange loss	1,784	789	224

	11,113	3,119	7,926
Decrease (increase) in accounts receivable	1,585	277	(1,723)
(Increase) decrease in inventories	(425)	293	(409)
(Decrease) Increase in accounts payable and accrued
liabilities	(2,985)	5,250	(2,495)
Liquidation of hedges (Note 8)	--	4,090	511

	9,288	13,029	3,810
Cash flow from investing activities
Property, plant and equipment	(5,334)	(4,513)	(4,183)
Proceeds from disposals of property, plant and
equipment	64	231	--
Mineral properties and deferred development	(2,285)	(1,231)	(1,757)
Investments and advances	37	61	(11)
Proceeds from disposals of investments and advances	--	70	--
Restricted cash	475	6,578	(3,784)

	(7,043)	1,196	(9,735)
Cash flow from financing activities
Repayment of long-term debt	(15,476)	(10,660)	(6,514)
Proceeds from disposition of subsidiary	--	--	303
Issue of common shares:
Voting - for cash	47,966	5	5,662
Special Warrants	--	--	5,840
Other assets and deferred charges	(95)	(295)	(60)

	32,395	(10,950)	5,231
Foreign exchange loss on cash held in foreign
currency	(1,765)	(823)	(259)

Net Increase (decrease) in cash and cash equivalents	32,875	2,452	(953)

Cash and cash equivalents at beginning of the year	4,752	2,300	3,253

Cash and cash equivalents at end of the year	$ 37,627	$ 4,752	$ 2,300

Supplemental cash flow information

Interest paid	$ 937	$ 1,725	$ 3,020

Income tax paid	$ 382	$ 102	$ 1,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

1.   Nature of operations

Eldorado Gold Corporation (“Eldorado”, or “Company”) is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.   Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado’s subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

•	Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
•	Non-monetary assets are translated at historical rates;
•	Revenue and expense items are translated at the average rate for the year; and
•	Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with institutions which are believed to be creditworthy.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below:

Mineral properties and capitalized development costs for an underground operation — where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied.

Buildings, machinery, mobile and other equipment — depreciated on a straight-line basis over the life of the mine.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

For accounting periods beginning on or after April 1, 2003, the Company will be required to adopt the recommendations of CICA Handbook section 3063 “Impairment of Long-Lived Assets”. This harmonises the existing rules for recognition and measurement of Long Lived Assets with U.S. GAAP, specifically SFAS No. 144.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers whether the carrying value should be reduced.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to risks and uncertainties which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and are being amortized to operations over the life of such indebtedness.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Environmental reclamation, rehabilitation and mine closure costs

Expenditures related to environmental protection, reclamation and site restorations undertaken during mine operations are expensed as incurred. Costs to be incurred at, or subsequent, to the closing of a mine are estimated and charged against operations over the estimated life of the mine or until it is estimated an adequate provision exists.

In December 2002, the Accounting Standards Board approved a standard on accounting for asset retirement obligations. The standard requires the recognition of a liability for obligations associated with the retirement of property, plant and equipment when the liability is incurred. The liability would be recognized initially at discounted fair value and the resulting amount would be capitalized as part of the asset. The new rules are effective for fiscal years beginning on or after January 1, 2004, but earlier application is encouraged.

Revenue recognition

Revenues from the sale of bullion are recognized when the goods have been delivered and title passes to the purchaser.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Share option plan

Effective January 1, 2002, the Company adopted the new recommendations for accounting for stock-based compensation as required by CICA Handbook section 3870, Stock-based Compensation and Other Stock-based Payments (“CICA 3870”). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The recommendations of CICA 3870 are applied prospectively to awards granted on or after the date of adoption.

As permitted by CICA 3870, the Company has elected not to apply fair value accounting and to measure compensation cost using the intrinsic value method for awards of stock options to employees under our stock based compensation plan. Accordingly, no compensation cost will be recognized for stock options whose exercise price was equal to the market price on the date of grant. Entities that do not apply the fair value based method of accounting are required to disclose for each period for which an income statement is provided the pro forma net income and net income per share as if the fair value based accounting method had been used to account for stock-based compensation. Details of pro forma net income and net income per share are set out in note 11.

Consideration paid for shares on exercise of the share options is credited to share capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). Basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share includes the same numerator but the denominator is increased to include the number of additional common shares that would have been issued if potentially dilutive common shares had been issued (such as common share, issued on exercise of employee stock options).

3.   Change in Accounting Policy

The Company has changed its method of recording revenue to recording sales when the goods have been delivered and title passes to the purchaser. Previously the Company recorded revenue on a production basis at the net realized value of dore sales. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

Income Statement	2002	2001	2000

Revenue before change	$ 35,404	$ 33,523	$ 51,455
Change in accounting policy	(1,353)	920	(953)

Revenue after change	$ 34,051	$ 34,443	$ 50,502

Operating costs before change	$ 19,600	$ 22,753	$ 34,013
Change in accounting policy	(573)	693	(793)

Operating costs after change	$ 19,027	$ 23,446	$ 33,220

Net Income before change	$ 2,916	$(4,623)	$ 433
Change in accounting policy	(780)	227	(160)

Net Income after change	$ 2,136	$(4,396)	$ 273

Basic income (loss) per share before change - U.S.$	0.01	(0.05)	0.01
Change in accounting policy	--	0.01	(0.01)

Basic income (loss) per share after change - U.S.$	0.01	(0.04)	--

Diluted income (loss) per share before change - U.S.$	0.01	(0.05)	0.01
Change in accounting policy	--	0.01	(0.01)

Diluted income (loss) per share after change - U.S.$	0.01	(0.04)	--

Balance Sheet

Accounts receivable before change	$ 3,513	$ 3,747	$ 4,944
Change in accounting policy	(2,133)	(782)	(1,702)

Accounts receivable after change	$ 1,380	$ 2,965	$ 3,242

Inventories before change	$ 4,923	$ 5,069	$ 4,669
Change in accounting policy	943	372	1,065

Inventories after change	$ 5,866	$ 5,441	$ 5,734

4.   Sale of Mexican Subsidiaries

Effective November 1, 2000, the Company sold its Mexican subsidiaries to Conservación y Senalamiento Vial and Exploraciones Mineras del Desierto S.A. de C.V. The financial statements include the results of operations of the subsidiaries for the period from January 1, 2000 to October 31, 2000. A gain of $297 was recorded as a result of this disposal.

5.   Inventories

	2002	2001

In process inventory	$1,480	$1,347
Materials and Supplies	4,386	4,094

	$5,866	$5,441

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

6.   Property, Plant and Equipment

	2002	2001

Property, plant and equipment
São Bento mine	$ 108,857	$ 104,381
Accumulated depreciation and depletion	(47,121)	(38,254)

	$ 61,736	$ 66,127

Office furniture and equipment	$ 2,012	$ 1,838
Accumulated depreciation	(1,645)	(1,470)

	$ 367	$ 368

Total property, plant and equipment	$ 62,103	$ 66,495

Mineral properties and deferred development	$ 32,958	$ 30,673

	$ 95,061	$ 97,168

7.   Other Assets and Deferred charges

	2002	2001

Deferred financing charges for:
Convertible Debenture	$ 90	$ 178
Long term debt	--	1,224

	$ 90	$1,402
Cash security deposits	--	559

	$ 90	$1,961

8.   Deferred Gain

Eldorado recorded a deferred gain of nil in 2002, $4,090 in 2001 and $511 in 2000 as a result of liquidating a portion of its hedging position. The remaining hedging gains of $1,957 will be taken into income over the years for which the hedges were originally established per the table below.

	2003	2004

Deferred gain (loss)	$2,286	$(329)

9.   Convertible Debentures

	2002	2001

Debentures	$6,796	$8,482

Equity portion of convertible debentures	1,094	1,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

9.   Convertible Debentures (continued)

Debentures maturing November 1, 2004

On June 20, 2002, the Company agreed, by private contract, to purchase $2,000 of the convertible debentures for a purchase price of 1,597,867 common shares of the Company. These common shares were issued on July 17, 2002. As a consequence of this transaction, the debt and equity components were reduced by $1,863 and $306, respectively, and a gain on settlement of $463 was recognized in earnings, offset by $32 in deferred costs charged to share capital as a share issue cost.

The instrument has been accounted for as a debt instrument, at its present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt will be accreted to its face value over the term of the debentures. The face value of the convertible debentures is $7,150 at December 31, 2002 (December 31, 2001 — $9,150).

10.  Long Term Debt and Restricted Cash

	2002	2001
Restricted Cash
Reserve account	$ --	$ 475

	$ --	$ 475

Long term debt
Corporate loan facility	$ --	$ 15,103
Energold Mining Ltd. loan	--	243

	$ --	$ 15,346
Current portion	--	(6,243)

	$ --	$ 9,103

Commencing on March 31, 1999 the Company, as part of the Amended and Restated Credit Agreement (the “ARCA”) with NM Rothschild & Sons Ltd. (“NM Rothschild”), agreed to the establishment of a Reserve account in which the Company agreed to deposit cash quarterly under certain circumstances. The purpose of this account was to serve as a reserve against future payments of principal, interest and other amounts due under the Loan Agreement. As at December 31, 2002 the amount held in the Reserve account was $Nil (2001 — $475).

As at December 31, 2001, the total debt outstanding was $15,103, which was made up of $13,909 of loan and $1,194 of accrued fees payable at the time of final principal payment. The loan bore an interest of LIBOR plus 2.5%, which was 4.5806% at December 31, 2001.

On November 25, 2002, the remainder of the debt outstanding was fully paid.

Energold Mining Ltd.

In November of 2001 the Company paid Energold an amount of $71 (Cdn.$112,000) as partial cash settlement on the note and amended the maturity date on the promissory note. This loan was fully paid on May 31, 2002.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital

(a)   Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2001	Shares Issued	Amount

Shares at beginning of the year	84,040,314	$ 310,527
Shares for exercised stock options	35,000	5
Shares for cash consideration	18,245,458	5,874

Shares at December 31, 2001	102,320,772	$ 316,406

2002

Shares at beginning of the year	102,320,772	$ 316,406
Shares for exercised stock options	1,450,000	468
Shares for cash consideration - Financing	88,273,810	42,536
Shares for cash consideration - Warrants	12,600,561	5,008
Shares for conversion of Convertible Debenture	1,597,867	1,674
Shares returned to Treasury	(39,000)	(46)

Shares at December 31, 2002	206,204,010	$ 366,046

On November 24, 2000, the Company completed a private placement of 18,245,458 special warrants at a price of Cdn$0.55 per Special Warrant to raise gross proceeds of Cdn$10,035,000 (US$6,520). Net proceeds received after payment of all expenses related to the offering were $5,874. Each special warrant was exercised without further payment of additional consideration for a unit consisting of one common share of the Company and one half of a share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share of the Company at a price of Cdn$0.80 per common share until February 22, 2003. During the year, 4,823,634 warrants at $0.80 and 1,824,546 compensation options at $0.55 were issued for a total of 6,648,180 shares for the above.

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrant to raise gross proceeds of Cdn$25,000,000 (US$15,728). Net proceeds after payments of all expenses relating to the offering were Cdn$22,957,000 (US$14,439). Each special warrant entitled the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado’s Underwriters in respect of the sale of the special warrants, the agents received a cash commission, and compensation warrants exercisable without payment of additional consideration of 5,952,381 special warrants at Cdn$0.49. All compensation options have been exercised at a price of Cdn$0.49.

During 2002 a total of 12,600,561 shares were issued for the above warrants and proceeds of $5,008 were received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

On December 23, 2002, the Company completed a financing of 28,750,000 units at a price of Cdn$1.60 per unit with a syndicate of underwriters for a gross proceeds of Cdn$46,000,000 (US$29,637). Net proceeds after payments of all expenses relating to the offering were Cdn$43,605,000 (US$28,097). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$2.00 until December 23, 2003.

(b)   Share option plan

As at December 31, 2002, the Company has a share option plan as described below. No compensation expense is recognized in operations for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

The Company established a share purchase option plan (“the Plan”) in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the terms and status of Company’s outstanding options at December 31, 2002 and 2001 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding Options	Weighted Average Exercise Price
2001

Outstanding options as at January 1, 2001	6,513,143	$ 0.84
Granted	2,349,150	0.30
Exercised	(35,000)	0.24
Expired/Cancelled	(4,347,793)	1.05

Outstanding and exercisable options as at December 31, 2001	4,479,500	$ 0.51

2002

Outstanding options as at January 1, 2002	4,479,500	$ 0.51
Granted	1,992,500	0.83
Exercised	(1,450,000)	0.51
Expired/Cancelled	(597,000)	1.10

Outstanding options as at December 31, 2002	4,425,000	$ 0.58

Exercisable options as at December 31, 2002	4,198,333	$ 0.53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

The following table summarizes information about share options granted during the twelve months ended December 31, 2002:

Shares	Weighted average exercise price Cdn$

1,432,500	0.71
145,000	0.70
75,000	0.71
90,000	1.32
250,000	1.46

1,992,500	0.83

As at December 31, 2002, options to purchase up to 1,285,358 (December 31, 2001 – 2,680,858) shares remained available to be granted under the Plan. Summaries of the Company’s options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of Exercise Prices ($)	Number Outstanding at December 31, 2002	Weighted-Average Life Remaining (years)	Weighted Average Exercise Price ($)

Less than 0.4	1,641,000	3.15	0.30
0.41 to 0.50	716,500	1.63	0.49
0.51 to 0.60	50,000	3.15	0.51
0.61 to 0.70	445,000	2.67	0.68
0.71 to 0.80	1,182,500	4.09	0.71
Greater than 0	390,000	4.14	1.37

Total	4,425,000	3.20	0.58

Stock Options (Cdn$)

Range of Exercise Prices ($)	Number Outstanding at December 31, 2002	Weighted-Average Life Remaining (years)	Weighted Average Exercise Price ($)

Less than 0.4	2,351,000	4.15	0.29
0.41 to 0.50	891,500	2.56	0.49
0.51 to 0.60	50,000	4.15	0.51
0.61 to 0.70	300,000	2.96	0.67
0.71 to 0.80	219,000	1.05	0.80
Greater than 0	668,000	1.54	1.12

Total	4,479,500	3.21	0.51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

As discussed in note 1, the Company adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 during the year. The recommendations of CICA 3870 are applied prospectively to awards granted on or after the date of adoption and therefore pro forma charges for the year include only those options granted in 2002.

Had the Company determined compensation costs for this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

December 31, 2002

Net earnings for the period	As reported	$ 2,136
	Pro forma	$ 1,660

Basic and diluted earnings per share	As reported	$ 0.01
	Pro forma	$ 0.01

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2002

Average risk-free interest rate	Ranging from 4.24% to 4.71%
Expected life	5 years
Expected Volatility	50%
Expected dividends	nil

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

The following table summarizes information about the warrants outstanding as at December 31, 2002 and 2001.

	Outstanding Warrants	Weighted Average Exercise Price (Cdn$)

Warrants outstanding at December 31, 2001 and 2000	13,872,729	0.90

Warrants outstanding at January 1, 2002	13,872,729	0.90
Granted during - 2002	15,287,273	1.93
Exercised	(4,823,634)	0.80
Cancelled	(4,750,000)	1.10

Warrants outstanding at December 31, 2002	19,586,368	1.68

Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (years)	Exercise Price (Cdn.$)
5,211,368	0.14	0.80
14,375,000	0.98	2.00

(c)    Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares and to the 8.25% convertible subordinated unsecured debentures. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a “permitted bid” which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

11.   Share Capital (continued)

(d)   Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 147,597,481 (2001 – 99,736,407, 2000 – 79,874,211). Diluted net income per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year end. The effect of common stock options and warrants on the net loss per share in 2001 was not reflected as to do so would be anti dilutive. The number of shares for the diluted net income per share calculation for 2002 and 2000 were 149,395,784 and 80,456,643 respectively.

12.   Financial Instruments

Fair value of financial instruments

At December 31, 2002 and 2001, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado’s other recognized financial instruments are as follows:

2001	Carrying Amount	Estimated fair value

Financial Assets
Forward Gold Sales contracts	$ --	$ 100
Investments	122	122
Financial Liabilities
Convertible debentures (including equity portion)	$ 9,882	$ 6,895
Long term debt	15,346	15,346
2002
Financial Assets
Investments	$ 108	$ 108
Financial Liabilities
Convertible debentures (including equity portion)	$ 7,890	$ 6,184

Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of gold hedge contracts. The Company’s exposure to credit risk in the event of non-performance by counterparties in connection with its metal forward contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company has minimized its credit risk by monitoring the financial conditions of its counterparty and by dealing with large creditworthy institutions. The Company has no credit risk on its derivatives as it delivered into its outstanding hedge book during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

13.   Taxes

Details of income tax expense related to operations are as follows:

	2002	2001	2000

Income Taxes
Recovery (Expense)
Current
Canada	$ 45	$ 158	$ 1,297
Foreign	(1,166)	(313)	(278)
Future
Canada	--	(203)	(1,310)
Foreign	--	--	--

	$(1,121)	$(358)	$ (291)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2002%	2001%	2000%

Statutory Rate	39.62	(44.62)	45.62
Losses not recognized net of income
not subject to tax	(42.93)	14.95	70.78
Gain on disposition of subsidiary not taxable	--	--	(12.45)
Temporary differences not recorded	--	--	(90.96)
Non-deductible expense and other items	37.73	38.53	38.60

Effective income tax rate	34.42	8.86	51.59

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004	2008	2009

$2,958	$2,601	$3,712

In addition, the Brazilian subsidiaries have losses of $108,651, which can be used to offset taxable income and $95,913 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

13.   Taxes (continued)

Significant components of Eldorado's future income tax assets (liability) excluding losses at December 31 were as follows:

	2002	2001

Mineral properties	3,875	4,262
Capital assets	836	694
Undistributed earnings of a subsidiary	(196)	(178)
Other	2,832	1,510

	7,347	6,288
Valuation allowance	(7,543)	(6,466)

Future income tax liability	(196)	(178)

14.   Commitments and Contingencies

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

15.   Segmented Information

All of Eldorado’s operations are related to the gold mining industry. In 2002 and 2001 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey.

	Twelve months ended December 31 2002	Twelve months ended December 31 2001	Twelve months ended December 31 2000

Gold sales
São Bento Mine	$ 34,051	$ 34,443	$ 38,386
La Colorada Mine	--	--	12,116

	34,051	34,443	50,502

Operating costs
São Bento Mine	19,027	23,446	21,863
La Colorada Mine	--	--	12,031

	19,027	23,446	33,894

Depletion, depreciation and amortization
São Bento Mine	9,034	8,415	7,815
La Colorada Mine	--	--	3,223

	9,034	8,415	11,038

Corporate expenses, net of interest and other income	(1,035)	(5,756)	(4,705)
Exploration expense	(1,078)	(508)	(539)
Writedown of assets	(415)	(24)	(59)
Reorganization costs	--	(406)	--
(Loss) gain on disposals of property, plant and equipment	(205)	74	--
Gain on disposition of subsidiary	--	--	297

Profit (loss) before income taxes	3,257	(4,038)	564

Taxes
Current	(1,121)	(155)	1,019
Future	--	(203)	(1,310)

Net income (loss) for the year	$ 2,136	$(4,396)	$ 273

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

15.   Segmented Information (continued)

	Year ended December 31, 2002	Year ended December 31, 2001	Year ended December 31, 2000

Segment assets
São Bento Mine	$ 73,406	$ 78,445

Total assets for reportable segments	73,406	78,445
Mineral properties and deferred development	32,958	30,673
Other	33,768	3,766

	$ 140,132	$ 112,884

Revenues by geographic area
North America	$ 108	$ 218	$ 12,790
South America	39,184	35,156	39,644
Turkey	4	13	30

	$ 39,296	$ 35,387	$ 52,464

Net Income by geographic area
North America	$ (4,886)	$ (6,292)	$ (8,629)
South America	7,637	2,221	9,031
Turkey	(530)	(222)	(152)
Australia	(85)	(103)	23

	$ 2,136	$ (4,396)	$ 273

Assets by geographic area
North America	$ 33,023	$ 3,324
South America	73,637	78,601
Turkey	33,468	30,959
Australia	4	--

	$ 140,132	$ 112,884

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

16.    Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2002	2001	2000
Operating activities
Foregiveness of amounts owed by the company	$ --	$ --	$(1,459)

	$ --	$ --	$(1,459)

Investing activities
Foregiveness of amounts owed by the company	$ --	$ --	$ 1,459

	$ --	$ --	$ 1,459

Financing activities
Long term debt fee accrual	$ (56)	$ (494)	$ (405)
Increase in long term debt	56	494	405
Interest accrual on convertible debentures	177	179	159
Settlement of convertible debentures	1,686	(179)	(159)
Gain on conversion of convertible debentures	(463)	--	--
Shares issued for convertible debentures	(1,674)	--	--
Share issue costs for convertible debentures	(32)	--	--
Equity portion of convertible debentures	306	--	--

	$ --	$ --	$ --

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

17.   Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

	Twelve months ended December 31,
	2002	2001	2000

	$	$	$

Net earnings (loss) for the period
reported under Canadian GAAP	2,136	(4,396)	273
Add (deduct)
Property, plant and equipment costs (a)	(14,915)	--	--
Exploration costs (a)	(2,285)	(1,231)	(1,757)
Deferred gain amortization - Canadian GAAP (b)	(2,395)	(903)	--
Forward gold sales contracts - U.S. GAAP (b)	1,869	1,429	--
Accretion on convertible
debentures (c)	177	179	161
Gain on settlement of convertible
debentures - Canadian GAAP (c)	(463)	--	--

(Loss) net earnings for the period
under U.S. GAAP before extraordinary items	(15,876)	(4,922)	(1,323)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	294	--	--

(Loss) net earnings for the period after
extraordinary items but before comprehensive
income adjustments	(15,582)	(4,922)	(1,323)

Net earnings (loss) per common
share - U.S. GAAP before and after
extraordinary items
Basic and diluted	(0.11)	(0.05)	(0.02)

Other comprehensive income
Opening balance	5,195	--	--
Gold sales contracts (b)	(3,238)	5,195	--

Closing balance	1,957	5,195	--

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2002	2001	2000

	$	$	$

Shareholders' equity reported under
Canadian GAAP	119,491	68,021	72,378

Cumulative adjustments to shareholders' equity
add (deduct)

Property, plant and equipment costs (a)	(14,915)	--	--
Exploration costs (a)	(16,036)	(13,751)	(12,520)
Forward gold sales contracts (b)	--	100	--
Deferred gain on gold sales contracts (b)	1,957	5,621	--
Accretion on convertible debentures (c)	909	732	553
Equity portion of convertible debentures (c)	(1,094)	(1,400)	(1,400)
Gain on settlement of convertible
debentures - Canadian GAAP (c)	(463)	--	--
Gain on settlement of convertible
debentures - U.S. GAAP (c)	294	--	--

Shareholders' equity under U.S. GAAP	90,143	59,323	59,011

Total assets reported under
Canadian GAAP	140,132	112,884	120,553
Add (deduct)
Property, plant and equipment costs (a)	(14,915)	--	--
Exploration costs (a)	(16,036)	(13,751)	(12,520)
Forward gold sales contracts (b)	--	100	--

Total assets under U.S. GAAP	109,181	99,233	108,033

Total liabilities reported under
Canadian GAAP	20,641	44,863	48,175
Add (deduct)
Deferred gain on gold sales contracts (b)	(1,957)	(5,621)	--
Convertible debentures (c)	354	668	847

Total liabilities under U.S. GAAP	19,038	39,910	49,022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2002	2001	2000

	$	$	$

Cash flows from operating activities
Net earnings (loss) under Canadian GAAP	9,288	13,029	3,810
Exploration costs	(2,285)	(1,231)	(1,757)

Cash flows from operating activities
under U.S. GAAP	7,003	11,798	2,053

Cash flows from investing activities under
Canadian GAAP	(7,043)	1,196	(9,735)
Exploration costs	2,285	1,231	1,757

Cash flows from investing activities
under U.S. GAAP	(4,758)	2,427	(7,978)

Cash flows from financing activities
under Canadian and U.S. GAAP	32,395	(10,950)	5,231

Foreign exchange loss on cash
held in foreign currency	(1,765)	(823)	(259)

Increase (decrease) in cash and
cash equivalents	32,875	2,452	(953)

Cash and cash equivalents -
Beginning of period	4,752	2,300	3,253

Cash and cash equivalents -
End of period	37,627	4,752	2,300

Additional supplementary cash
flow information
Forward gold sales contracts	100	(100)	--

a)   Property, plant and equipment and exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses all exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and upon completion of a feasibility study, subsequent exploration and development costs on the property are capitalized. The capitalized costs of such properties are then assessed periodically for potential impairment of carrying values. If the carrying value can not be recovered on this basis the mineral properties would be written down to fair value. During 2002, the Company has written down its São Bento mine by $14,195.

The costs of acquiring mineral rights to properties are capitalized, although the carrying value of such costs are assessed on a periodic basis to ensure they can be recovered on an undiscounted cash flow basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

b)   Forward gold sales contracts and foreign exchange purchase commitments

Derivative instruments

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133) effective January 1, 2001. SFAS No. 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in a derivative’s fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the Company’s financial instruments as hedges for U.S. GAAP purposes under SFAS No. 133. Gains from hedges previously closed out are classified in other comprehensive income on transition to SFAS No. 133.

c)   Convertible debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the debentures as a liability at their face value.

As described in note 9, a portion of the convertible debentures was settled during 2002, resulting in a gain of $463 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $294 and would be classified as an extraordinary item.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

d)   Stock compensation

As described in note 11 to the consolidated financial statements, the Company has granted stock options to directors and employees. For U.S. GAAP purposes, SFAS No. 123, “Accounting for Stock-Based Compensation”, requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. The Company has elected under SFAS No. 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company’s shares at the date of grant, no adjustment for compensation expense is required. Under SFAS No. 123, where a Company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black-Scholes option-pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 50%, and risk free interest rates which range from 4.24% to 4.71% for 2002, 4.40% to 5.56% for 2001, 5.92% to 6.50% for 2000.

Pro forma information for the years presented is as follows:

	Twelve months ended December 31,
	2002	2001	2000

	$	$	$

(Loss) for the period in
accordance with U.S. GAAP	(15,582)	(4,922)	(1,323)
Compensatory fair value of options
granted	(476)	(307)	(353)

Pro forma (loss) in
accordance with U.S. GAAP	(16,058)	(5,229)	(1,676)

Pro forma (loss) per
share in accordance with U.S.
GAAP - basic and diluted	(0.11)	(0.05)	(0.02)

e)    New accounting standards

Issued in June 2001 was SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is assessing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share amounts

In April 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical correction”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with exit or disposal activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees of Indebtedness of others”. This classifies the requirements of FASB Statement No. 5 relating to the guarantor’s accounting for, and disclosures of, the issue of certain types of guarantees.

In December, 2002 the FASB issued SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure, An Amendment of FASB Statement No. 123". SFAS 148 provides alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock based compensation.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities, an interpretation of ARB 51". The primary objective of this is to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or “VIE’s”) and how to determine when and which business enterprize should consolidate the VIE.

PRODUCTION HIGHLIGHTS

	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002	Fourth Quarter 2001	2002	2001

Gold Production
Ounces	16,963	27,702	28,469	30,399	23,001	103,533	102,841
Cash Operating Cost ($/oz)	166	195	185	183	193	184	216
Total Cash Cost ($/oz)1	171	201	189	189	199	189	221
Total Production Cost ($/oz)2	310	296	259	274	287	282	306
Realized Price ($/oz) 3	292	304	307	320	296	308	298

São Bento Mine, Brazil
Ounces	16,963	27,702	28,469	30,399	23,001	103,533	102,841
Tonnes to Mill	89,342	96,519	100,185	95,249	94,500	381,295	417,609
Grade (grams / tonne)	9.85	9.23	8.87	10.01	8.67	9.47	9.13
Cash Operating Cost ($/oz)	166	195	185	183	193	184	216
Total Cash Cost ($/oz)1	171	201	189	189	199	189	221
Total Production Cost ($/oz)2	310	296	259	274	287	282	306

1	Cash Operating Costs plus royalties and the cost of off-site administration.
2	Total Cash Cost plus depreciation, amortization and reclamation.
3	Excludes amortization of deferred gain.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation (“Eldorado”, the “Company” or “we”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for 2002 with those of the previous two years. In order to obtain a comprehensive understanding of the Company’s financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying notes starting on page 3. The auditors’ report to shareholders is on page 2.

Eldorado’s consolidated financial statements are expressed in United States (“U.S.”) dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on our results of operations and financial position except as described in note 17 to the consolidated financial statements (page 24 through 28).

Overview

Eldorado is a North American based gold producer. We own and operate a gold mine in Brazil, develop gold mineralized properties into mines and acquire precious mineral properties for exploration. Our goal is to operate safely, with regard to social and ethical responsibilities. We are focused on delivering value to our shareholders, and our share price increased 666% in 2002, beginning the year at Cdn$0.27 and ending the year at Cdn$2.07. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on January 23, 2003 began trading on the American Stock Exchange (“AMEX”).

        As a result of listing on the AMEX, Eldorado elected to change its accounting policy for revenue recognition from the production method to the sales method. The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser while the production method recognizes gold sales when produced as doré at the mine site. The financial statements for 2002, 2001 and 2000 have been restated to reflect this change.

The Company’s São Bento mine (“São Bento” or “the mine”), located 100 km from the city of Belo Horizonte in Minas Gerais State, is the fourth largest gold mine in Brazil. The mine produced over 100,000 ounces of gold in 2002 at a cash cost of $184 per ounce. We also own two significant gold development properties in Turkey. The Kisladag property is in the final stages of permitting and a bankable feasibility study will be complete in 2003. We have completed a pre-feasibility study for our Efemçukuru property, which is pending future development upon completion of the construction of the Kisladag mine.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Our operating and financial results for the year ended December 31, 2002 improved significantly from 2001. The Company raised $47,966 in new equity, paid off its outstanding bank debt, liquidated the outstanding gold hedge position and recorded low total cash costs per ounce at the São Bento mine. We met or exceeded all the objectives established in our 2002 operating plan.

For 2002, Eldorado had revenues of $39,296 and earnings of $2,136. This represents basic and diluted earnings per share of $0.01, compared with a loss of $0.04 per share in 2001, and $0.00 per share in 2000.

Eldorado is in excellent financial condition. The Company is generating free cash flow and at December 31, 2002 had $37,627 in cash and short-term deposits. We have no bank debt and $7,150 of convertible debt due in November 2004. In 2002, we liquidated our gold hedge position and our production currently remains unhedged. This will allow our shareholders to participate fully in the rising gold price environment forecast for 2003.

Financial Results	2002	2001	2000

Revenue	$ 39,296	$ 35,387	$ 52,464

Earnings (loss)	$ 2,136	$ (4,396)	$ 273
Per Share: Basic	$ 0.01	$ (0.04)	$ --
Per Share: Diluted	$ 0.01	$ (0.04)	$ --

Realized gold price ($/oz's Sold)	$ 306	$ 299	$ 304
Actual average spot gold price ($/oz)	$ 310	$ 271	$ 279

Total cash cost ($/oz sold)	$ 191	$ 223	$ 223

Operating Results

Gold Production (oz)	103,533	102,841	152,436
Gold Sold (oz)	99,659	105,349	149,143
São Bento Mine (oz's Produced)	103,533	102,841	112,950

São Bento Mine (oz's Sold)	99,659	105,349	109,657
São Bento Mine Production costs ($/oz)
Cash Operating Costs	$ 184	$ 216	$ 195
Total Cash Cost	$ 189	$ 221	$ 201
Non-Cash Cost	$ 93	$ 85	$ 69

Total Production Cost	$ 282	$ 306	$ 270

Consolidated Financial Results of Operations

Cash flow from operations for 2002 was $9,288, compared with $13,029 for 2001 and $3,810 for 2000. Earnings for 2002 were $2,136 ($0.01 per share basic and diluted), compared with a loss of $4,396 ($0.04 per share basic and diluted) for 2001, and earnings of $273 ($0.00 per share basic and diluted) for 2000.

Revenues of $39,296 for 2002 were up 11.0% from 2001 and down by 32.5% from 2000 due to the sale of our operations in Mexico. Cash and short-term investments, at December 31, 2002, totalled $37,627, compared with $4,752 (excluding $475 in restricted cash) for 2001.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Gold production at São Bento in 2002 was 103,533 ounces at a cash cost of $184 per ounce. This compares with production of 102,841 ounces at a cash cost of $216 per ounce for 2001 and production of 112,950 ounces at a cash cost of $195 per ounce for 2000.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion was sold in 2002 to NM Rothschild & Sons against the Company’s hedge book. In November 2002, we made the final delivery into our remaining gold hedge position.

Revenue

	2002	2001	2000

Gold	$30,501	$31,498	$45,318
Effects of hedging	3,550	2,945	5,184

Total Gold Sales	$34,051	$34,443	$50,502
Interest and other income	5,245	944	1,962

	$39,296	$35,387	$52,464

The decrease in this year’s gold revenue is due to lower volumes of gold sold by São Bento, offset by lower gold prices realized from the prior two years due to a higher hedged gold price. São Bento sold 99,659 ounces of gold in 2002 at a realized price of $306 per ounce compared to 105,349 ounces in 2001 at a realized price of $299 per ounce and 109,657 ounces in 2000 at a realized price of $304 per ounce.

In 2002, we liquidated our gold hedge position and remain unhedged. The Company anticipates higher gold prices in 2003 compared to the average spot price of $310 per ounce in 2002. We are forecasting a gold price of $350 per ounce in 2003.

Revenue includes a hedging gain for 2002 of $36 per ounce compared to $28 per ounce in 2001 and $35 per ounce in 2000. The hedging gain results from the liquidation of a portion of the Company’s hedge book in the years 1998 through 2001. The funds obtained from these liquidations were used to reduce bank debt and fund working capital needs during the extended period of depressed gold prices. Canadian GAAP requires that gains or losses earned on liquidated gold hedges prior to the original scheduled delivery dates be recorded on the balance sheet and amortized to the Profit and Loss statements as originally scheduled. We forecast an additional hedging gain amortization of $2,286 in 2003, with an amortization loss of $329 occurring in 2004.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Expenses

Operating expenses at São Bento were $19,027 for 2002, compared with $23,446 for 2001 and $21,863 for 2000. The Company’s operating expenses consist of the total cash cost of production at São Bento, as shown below.

Production Highlights	2002	2001	2000

Gold Production
Ounces	103,533	102,841	152,436
Cash Operating Cost ($/oz)	184	216	219
Total Cash Cost ($/oz)	189	221	223
Total Production Cost ($/oz)	282	306	296
Realized Price ($/oz produced)	308	298	303

São Bento Mine, Brazil
Ounces	103,533	102,841	112,950
Ore Tonnes	381,295	417,609	525,893
Grade (grams/tonne)	9.47	9.13	7.95
Cash Operating Cost ($/oz)	184	216	195
Total Cash Cost ($/oz)	189	221	201
Total Production Cost ($/oz)	282	306	270

Depreciation, depletion and amortization expenses of $10,337 are largely recorded on the life-of-mine method.

Corporate administration expense for 2002 was $3,238, similar to 2001 of $3,296 and $3,163 for 2000. In 2001, the Company incurred a one-time charge of $406 for restructuring the corporate offices. Administration expense in 2003 should be on par with that of 2002.

Exploration expenses for 2002 were $2,285 compared to $1,231 in 2001 and $1,757 in 2000. For the past three years, we have been severely limited by our cash availability to pursue greenfield exploration opportunities. Most of our exploration expenditures during these years were in payment of landholding and care and maintenance costs in Brazil and Turkey. With the improvement of our debt and cash position, we are planning to increase our exploration budget in 2003.

Other Income (Expense)

Interest and other income for 2002 was $5,245, compared with $944 in 2001 and $1,962 in 2000. The significant other income of $5,405 for 2002 and $500 for 2001 represent insurance funds received from Brasil Resseguros S.A. (the “IRB”) to repair the #2 autoclave at São Bento and for business interruption insurance during the repair offset by other expenses of $160.

Income taxes

Tax expense for 2002 was $1,121, compared to $358 in 2001 and $291 in 2000. The significant tax of $1,104 relates to Brazilian withholding taxes on the inter-company loan and $17 in B.C. capital and corporate tax.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Earnings (loss) for the year

Eldorado generated earnings of $2,136 for 2002, largely the result of completing the repair of the #2 autoclave under budget, thereby releasing $5,405 of contingency to other income. This compares with a loss of $4,396 in 2001 and a profit of $273 in 2000. Earnings per share for 2002 were $0.01 ($0.01 diluted), compared to a loss of $0.04 per share and earnings of $0.00 per share, on both a basic and diluted basis, for 2001 and 2000.

Eldorado believes that the improved gold price in January 2003 will result in an average gold price of $350 per ounce for the year. With this gold price, the Company forecasts 2003 to be another profitable year.

Operational Review

São Bento Mine	2002	2001	2000
Operating Data

Gold Production
Ounces	103,533	102,841	112,950
Cash Operating Costs ($/oz)	$ 184	$ 216	$ 195
Total Cash Costs ($/oz)	$ 189	$ 221	$ 201
Total Production Costs ($/oz)	$ 282	$ 306	$ 270
Realized Price ($/oz produced)	$ 308	$ 298	$ 303

São Bento Mine
Tonnes to Mill	381,295	417,609	525,893
Grade (grams/tonne)	9.47	9.13	7.95
Average Mill Grade	8.93	8.60	7.14
Average Recovery Rate (%)	92.6	91.4	92.5

Cash and total production cost per ounce of gold are presented above in accordance with the Gold Institute Standard for the years ended December 31, 2002, 2001 and 2000. Consolidated cash and total production cost per ounce for gold mining operations have been derived from amounts included in sales revenues, cost of sales, and depreciation and depletion in the consolidated statements of earnings.

Average total cash costs for São Bento in 2002 were $189 per ounce compared to $221 per ounce in 2001 and $201 in 2000. Total production costs were $282 per ounce in 2002 compared to $306 per ounce in 2001 and $270 in 2000.

During 2002, São Bento completed the major repair of the #2 autoclave. The cost of the repair was covered by the Company’s insurance policy with the IRB. To settle the claim, the IRB paid São Bento $3,224 in the fourth quarter of 2001 and $3,223 in the first quarter of 2002 for a total of $6,447 for repairs. Eldorado completed the repairs in March 2002 at a cost of $2,919 and $127 was paid for taxes on parts. The difference of $3,401 was recorded to other income in 2002. During the shutdown of the #2 autoclave for repair the Company also received business interruption insurance of $3,497. Of this, $440 was credited to operating costs in 2001 and $1,053 in 2002 and the remainder $2,004 was recorded to other income in 2002.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

São Bento Mine Gold Production Cost per Ounce

	2002	2001	2000

Direct mining expenses	$ 186	$ 190	$ 205
Currency hedging	--	25	(16)
Inventory change	4	(5)	2
Refining and selling costs	3	5	4
Vancouver costs	1	2	1
By-product credits	(0)	(1)	(1)
Business Interruption credit	(10)	--	--

Cash operating cost per ounce	$ 184	$ 216	$ 195
Royalties and Production taxes	5	5	6

Total cash costs per ounce	$ 189	$ 221	$ 201
Depreciation/Depletion	87	82	69
Foreign Exchange (Gain)/ Loss	6	3	--

Total production costs per ounce	$ 282	$ 306	$ 270

On May 25, 2001, the Brazilian government issued a decree reducing electricity usage. Effective June 1, 2001, São Bento was subject to electrical power rationing of 80% of the mine’s normal usage. On March 1, 2002, the Brazilian government lifted the restriction on the consumption of electrical power. With these lifted power restrictions and the completion of the #2 autoclave repair, São Bento returned to full production during the second quarter of 2002.

The continued weakening of the Brazilian Real from an average of 1.83 to the dollar in 2000 to an average of 2.35 in 2001 and an average of 2.92 in 2002 benefited the Company with lower cash costs. 70% of São Bento’s cash cost profile is denominated in Reals, with the remaining 30% in US dollars. A 10% weakening of the Real without corresponding inflation translates into approximately a $13 dollar per ounce reduction in cash cost on 100,000 ounces of production.

In October 2002, the Company signed an agreement with AngloGold South America Limited (“AngloGold”) granting São Bento the right to explore, develop and mine any reserves beyond its existing property boundary (the 30th level). In exchange, a net smelter royalty will be paid to AngloGold according to a graduated scale ranging from 0.5% at a gold price less than $275 per ounce to a maximum of 4.0% at a gold price of $399 per ounce or greater. With the signing of this agreement the Company began engineering studies to complete a shaft-deepening project by 2004. The expenditures for this project are planned to commence in 2003 with a total expenditure estimated at $11,000. The completion of the project will allow São Bento to mine below the 30th level beginning in 2005.

Liquidity and Capital Resources

Cash from operations

Eldorado’s cash from operations for 2002 was $9,288 compared to $13,029 in 2001 and $3,810 in 2000. The additional cash generated in 2001 compared to 2000 was the result of liquidating $4,090 in gold hedges. The funds generated from this liquidation were used as additional payments on the Company’s long-term debt. For 2003 we forecast $10,000 of cash from operations at São Bento before sustaining capital, at a gold price of $350 per ounce.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Investing Activities

During 2002, Eldorado spent $7,043 on investing activities, of which $5,334 were on property, plant and equipment at São Bento and $2,285 on mineral properties and deferred development in Turkey. For the past three years, we have supported the São Bento mining operations with sustaining capital. Beginning in 2003, we are planning a major capital project of deepening the current shaft from the 23rd level to the 28th level which will provide access beyond the 30th level. The estimated cost for the shaft deepening is $11,000, which will be spent over 2003 and 2004.

Capital Expenditures

	2002	2001	2000

São Bento Mine	$5,334	$4,513	$4,183

Kisladag Development	$2,213	$1,131	$1,660
Others	72	100	97

Total	$2,285	$1,231	$1,757

Financing Activities

In 2002, the Company paid off its bank debt with payments during the year totalling $15,233. Over the past three years the Company made payments on its bank debt totalling $31,305.

Loan Debt Payments

	2002	2001	2000

Bank Debt	$15,233	$10,072	$6,000
Equipment Debt	--	498	501
Energold Debt	243	90	13

Total Loan Debt Payments	$15,476	$10,660	$6,514

During 2002, we completed two public financings for a total of $42,536 net of fees. Over the past three years we have raised $54,038 in public financings, which has been used to eliminate debt and fund Eldorado’s ongoing operations.

Proceeds from the Issue of Common Shares

	2002	2001	2000

Public Financing	$ 42,536	$ --	$11,502
Warrants Conversion	5,008	--	--
Options Exercised	468	5	--
Return to Treasury	(46)

Total Cash Raised	$ 47,966	$ 5	$11,502

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

Cash and Financial Conditions

Eldorado’s cash position including term deposits increased from $4,752 at December 31, 2001 to $37,627 at the end of 2002. The Company’s working capital was $37,248 as at December 31, 2002 compared with a negative working capital of $4,379 as at December 31, 2001. Eldorado has $7,150 in convertible debenture debt due on November 4, 2004. The Company has no bank debt and has not hedged or sold forward any of its future gold production. There are no off balance sheet financing structures in place.

Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions and production costs. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through exploration and development of its existing operation and, in the future, construction of operating gold mines in Turkey at the Company’s wholly owned properties of Kisladag and Efemçukuru. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves. Based on current production rates, São Bento can sustain production from its current reserves and resources for approximately six years.

Operational

The Company’s São Bento operation is located in Brazil and incurs medium political risks. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Eldorado works to reduce the mining risks at São Bento. The Company maintains adequate insurance to cover normal business risk. The São Bento mine currently accounts for all of Eldorado’s gold production and revenue. Any adverse development affecting São Bento would have an adverse effect on the Company’s financial performance and its ability to implement its growth strategy.

Environmental

Eldorado’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

Management’s Discussion and Analysis
Year ended December 31, 2002, 2001 and 2000
Expressed in thousands of U.S. dollars except per share and per ounce amounts

While Eldorado has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change and can become more stringent and costly. Eldorado draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency Fluctuations

Eldorado’s operating results and cash flows are affected by changes in the U.S./Brazilian Real exchange, the U.S./Turkish Lira exchange rate, and the U.S./Canadian dollar exchange rate as substantially all revenues are earned in U.S. dollars but the majority of the operating and capital expenditures are in Brazilian Reals, Turkish Lira or Canadian dollars. A 10% weakening of the Brazilian Real without corresponding inflation vis-a-vis the U.S. dollar would increase basic earnings per share and cash flow per share by $0.01 and $0.01 per share, respectively.

Outlook

The Company anticipates continuing successful operations at São Bento for 2003 and beyond. In 2003, we are planning to produce 105,000 ounces of gold at a cash cost of $190 per ounce. Consideration is being given to deepening the existing São Bento shaft, providing access to reserves and resources defined through the 2002 drilling programme. A decision regarding a deepening is excepted in March 2003.

The Company has submitted the Environmental Impact Assessment (“EIA”) to the Government for the Kisladag project. The Company anticipates approval of the EIA by July 2003. A feasibility study is forecast for completion in March 2003. With completion of the feasibility study, the financial structure for the Kisladag project will be completed. Assuming approval of the EIA, completion of the feasibility study and final financing arrangements, construction at Kisladag is planned to begin by year end.